October 8, 2024

Michael Sutcliff
Chief Executive Officer and President
Thoughtworks Holding, Inc.
200 East Randolph Street, 25th Floor
Chicago, Illinois 60611

        Re: Thoughtworks Holding, Inc.
            Schedule 13E-3/A filed October 4, 2024
            File No. 5-93398
            PRER14C filed October 4, 2024
            File No. 1-40812
            Filed by Thoughtworks Holding, Inc., et al.
Dear Michael Sutcliff:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

SC 13E3/A and PRER14C filed October 4, 2024
General

1. We reissue in part prior comments 2, 3, and 10. We note your amended disclosure that
       "[t]he term 'Unaffiliated Stockholders' includes directors and officers of the Company who are neither Management Rollover Stockholders nor affiliated with the Apax
       Entities" and that "the Company, the Apax Entities and the Designated Executives
       considered the Unaffiliated Stockholders . . . to be situated substantially similarly to, and include, the 'unaffiliated security holders' (as defined by Rule 13e-3(a)(4))." We view officers and directors of an issuer as affiliates of the issuer. Thus, disclosure regarding the fairness determination of the Company Board and other filing persons
       with respect to    Unaffiliated Stockholders    may not necessarily
satisfy Item 8 of
       Schedule 13E-3, which requires filers to specifically address the fairness of the
 October 8, 2024
Page 2

       Merger to unaffiliated security holders as defined in Rule 13e-3(a)(4). Please revise to describe the basis upon which "the Company, the Apax Entities and the Designated
       Executives considered the Unaffiliated Stockholders . . . to be situated substantially similarly to, and include, the 'unaffiliated security holders'" (emphasis added).
Summary of Lazard Financial Analysis, page 35

2. We reissue prior comment 11. We note your amended disclosure that "Lazard considered the results of its financial analyses and did not attribute any particular weight to any factor or financial analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its financial analyses." Please explain how
       Lazard arrived at its fairness determination as to Per Share Price of $4.40 being paid in the Merger, despite the fact that many of the analyses performed by Lazard described in this section yielded a higher per share value for the Shares, by discussing how Lazard weighted certain analyses over others in reaching its determination.
Analyses of Goldman Sachs, Financial Advisor to Topco, page 43

3. We note your disclosure on pages 44 and 47, stating that the provided summary "does not purport to be a complete description of the Goldman Sachs
Preliminary
       Presentations." While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the financial analyses performed or factors considered by, and underlying the opinion of, Goldman Sachs.
       Please modify to avoid characterizing the disclosure here as incomplete.
4. Please confirm in the revised information statement that Goldman Sachs has expressly provided written permission for their presentations to be provided in the information statement and Schedule 13E-3/A, given the disclaimer language in the presentations
       stating, among other things, that    [t]hese materials and Goldman
Sachs' presentation
       relating to these materials . . . may not be disclosed to any third party or circulated or referred to publicly or used for or relief upon for any other purpose without the prior written consent of Goldman Sachs."
5. We note that Exhibit (c)(20), the March 21 Preliminary Presentation, consists of only one page of the presentation. Please revise to include the full presentation or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-
551-3263.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions